November 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comcast Corporation
Registration Statement on Form S-4 (File Nos. 333-221395, 333-221395-01 and 333-221395-02)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Comcast Corporation, a Pennsylvania corporation, along with co-registrants Comcast Cable Communications, LLC, a Delaware limited liability company, and NBCUniversal Media, LLC, a Delaware limited liability company, hereby request that the Securities and Exchange Commission accelerate the effective date of their Registration Statement on Form S-4 (File Nos. 333-221395, 333-221395-01 and 333-221395-02) (the “Registration Statement”) and declare the Registration Statement effective as of November 16, 2017 at 9:00 A.M., Washington, D.C. time, or as soon thereafter as practicable.

Please call the undersigned at (215) 286-7564 or Bruce K. Dallas of Davis Polk & Wardwell LLP at (650) 752-2022 with any questions.

Very truly yours,

COMCAST CORPORATION

By:	/s/ Arthur R. Block
Arthur R. Block
Executive Vice President, General Counsel and Secretary

cc:	Bruce K. Dallas Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 650-752-2022